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                              [BIOVAIL LETTERHEAD]                   EXHIBIT "A"



                                FOR:           BIOVAIL CORPORATION INTERNATIONAL
                                APPROVED BY:   Eugene Melnyk
                                               Chairman of the Board
                                               Bob Podruzny
                                               Chief Financial Officer
                                               (416) 285-6000
                                CONTACT:       Investor Relations: Donna Stein/
                                               Dan Durkin/Cindy Hintelmann
                                               Press: Michael McMullan
                                               Morgen-Walke Associates
                                               (212) 850-5600


FOR IMMEDIATE RELEASE


         BIOVAIL CORP. REPORTS RECORD 1996 FOURTH QUARTER AND YEAR END
                               FINANCIAL RESULTS

     TORONTO, Canada, February 27, 1997 -- Biovail Corporation International (NYSE, TSE:BVF) today reported record fourth quarter and year end financial results for the period ended December 31, 1996.

     Revenues for the fourth quarter of 1996 increased 53% to $13.9 million, compared with $9.1 million reported for the fourth quarter of 1995. Operating income increased to $6.4 million in the fourth quarter of 1996, compared to operating income of $2.8 million in 1995. Net income for the fourth quarter of 1996 was $6.5 million, or $0.26 per share, compared with net income of $2.9 million, or $0.12 per share in the comparable period of 1995.

     Revenues for the year end ended December 31, 1996 increased 239% to $66.4 million compared with $19.6 million in 1995. Operating income for the year ended December 31, 1996 of $23.6 million, compared with operating income of $2.6 million in 1995. Net income for the year ended December 31, 1996 was $23.3 million, or $0.92 per share, compared with net income of $5.9 million, or $0.23 per share, in 1995. Weighted average number of common shares outstanding for 1996 were 25,378,000 compared with 24,993,000 in 1995.

                                   -- More --

                               [BIOVAIL LETTERFOOT]
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     Eugene Melnyk, Chairman of the Board, commented, "The past year was marked by several major achievements for Biovail that will contribute significantly to the Company's revenue growth and positioning as an industry leader in the development of advanced controlled release drug systems and products for the global pharmaceutical marketplace. One of the most exciting accomplishments during the past year was the U.S. launch of Tiazac(R), by our U.S. partner Forest Laboratories. Tiazac(R) is Biovail's once-daily formulation of the calcium channel blocker diltiazem, a medication approved for the treatment of hypertension and recently submitted for approval in angina. We have also secured a number of international licensing agreements for Tiazac, including
The DuPont Merck Pharmaceutical Company for the United Kingdom and Ireland, Laboratorios Alter for Spain and Pierre Fabre S.A. in France. We continue to aggressively pursue other licensing agreements in Europe and anticipate securing further territories in the near term."

     "During the quarter, we entered into a Settlement Agreement with Elan Corp Plc., which resolves all claims and counterclaims with respect to patent infringement as it relates to Elan's diltiazem patents. With the threat of patent infringement behind us, Biovail will accelerate its program of bringing generic versions of existing controlled release products to market, including the filing of ANDA's for Cardizem(R) CD and Verelan(R)," said Mr. Melnyk.

     "We achieved many significant milestones during the quarter including, Biovail shares beginning to trade on the New York Stock Exchange in December. This listing gives us the opportunity to achieve greater visibility and liquidity for our Company, as well as offering our current and potential shareholders the best trading environment for our common stock. We also submitted an ANDA for our controlled release generic version of Trental(R) (pentoxifylline), a medication used for the treatment of peripheral vascular disease. This submission represented the second ANDA filing for Biovail in 1996. The Company's twice-daily generic of Cardizem SR, used in the treatment of hypertension was previously filed in the second quarter."

     "In 1997, we will continue to build on the success and momentum established in 1996. We remain confident that Tiazac(R) will continue to win widespread acceptance within the anti-hypertensive market place, and also look forward to achieving new milestones with respect to our product pipeline in the coming quarters," concluded Mr. Melnyk.


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     Biovail Corporation International is an international full-service pharmaceutical company, engaged in the formulation, clinical testing, registration and manufacture of drug products utilizing advanced drug delivery technologies.

"Safe Harbor" statement under the Private Securities Litigation Reform Act of 1995:
     To the extent any statements made in this release contain information that is not historical, these statements are essentially forward looking and are subject to risks and uncertainties, including the difficulty of predicting FDA approvals, acceptance and demand for new pharmaceutical products, the impact of competitive products and pricing, new product development and launch, reliance on key strategic alliances, availability of raw materials, the regulatory environment, fluctuations in operating results and other risks detailed from time to time in the Company's filings with the Securities and Exchange Commission.
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                       BIOVAIL CORPORATION INTERNATIONAL
                       CONSOLIDATED STATEMENTS OF INCOME
                   (ALL DOLLAR AMOUNTS EXCEPT PER SHARE DATA
                  ARE EXPRESSED IN THOUSANDS OF U.S. DOLLARS)

                                           THREE MONTHS ENDED                YEAR ENDED
                                              DECEMBER 31,                  DECEMBER 31,
                                        -------------------------     -------------------------
                                           1996           1995           1996           1995
                                        ----------     ----------     ----------     ----------
REVENUE
  Contract                             $     1,187    $       574    $     4,374    $     4,333
  Manufacturing                             11,157          6,685         54,313          7,915
  Royalty and licensing                      1,572          1,856          7,743          7,396
                                       -----------    -----------    -----------    -----------
                                            13,916          9,115         66,430         19,644
                                       -----------    -----------    -----------    -----------
EXPENSES
  Cost of contract revenue                     788            461          3,417          2,732
  Cost of manufactured goods sold            3,806          2,238         21,757          2,715
  Research and product development           1,615          1,665          7,484          4,462
  Selling, general and administrative        1,285          1,911         10,166          7,182
                                       -----------    -----------    -----------    -----------
                                             7,494          6,275         42,824         17,091
                                       -----------    -----------    -----------    -----------
OPERATING INCOME                             6,422          2,840         23,606          2,553
INTEREST INCOME (EXPENSE), net                  (5)           214            392            (99)
GAIN ON LICENSING SETTLEMENT                    --             --             --          3,617
                                       -----------    -----------    ------------   -----------
INCOME BEFORE INCOME TAXES                   6,417          3,054         23,998          6,071
PROVISION FOR INCOME TAXES                    (117)           164            714            201
                                       -----------    -----------    -----------    -----------
NET INCOME                             $     6,534    $     2,890    $    23,284    $     5,870
                                       ===========    ===========    ===========    ===========
EARNINGS PER SHARE                     $      0.26    $      0.12    $      0.92    $      0.23
                                       ===========    ===========    ===========    ===========
WEIGHTED AVERAGE NUMBER OF COMMON
  SHARES OUTSTANDING                    25,378,000     24,993,000     25,378,000     24,993,000
                                       ===========    ===========    ===========    ===========


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                       BIOVAIL CORPORATION INTERNATIONAL
                          CONSOLIDATED BALANCE SHEETS
                           DECEMBER 31, 1996 AND 1995
        (ALL DOLLAR AMOUNTS ARE EXPRESSED IN THOUSANDS OF U.S. DOLLARS)

                                            1996           1995
                                          --------       --------
           ASSETS
CURRENT
  Cash and short-term deposits             $ 4,526        $24,323
  Accounts receivable                       10,364          6,379
  Inventories                                8,134          3,868
  Due from officers                          2,512             --
  Deposits and prepaid expense               1,063            176
                                           -------        -------
                                            26,599         34,746

FIXED ASSETS, NET                           24,819         19,910

OTHER ASSETS, NET                            7,188          6,211
                                           -------        -------
                                           $58,606        $60,867
                                           =======        =======
         LIABILITIES
CURRENT
  Accounts payable                         $ 5,468        $ 5,628
  Accrued liabilities                        1,738          3,043
  Income taxes payable                         808            968
  Customer prepayments                       6,681         22,167
  Current portion of long-term debt          2,298          2,244
                                           -------        -------
                                            16,993         34,050

CUSTOMER PREPAYMENTS                            --          4,274

LONG-TERM DEBT                               4,670          7,951
                                           -------        -------
                                            21,663         46,275
                                           -------        -------
     SHAREHOLDERS' EQUITY
Share capital                               14,614         14,489
Retained earnings (deficit)                 22,712           (572)
Cumulative translation account                (383)           675
                                           -------        -------
                                            36,943         14,592
                                           -------        -------
                                           $58,606        $60,867
                                           =======        =======